Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces Annual Shareholder Meeting voting results

Toronto, Ontario – May 13, 2021 – Kinross Gold Corporation (TSX: K, NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s virtual Annual Meeting of Shareholders on May 12, 2021.

The nominees listed in the Management Information Circular dated March 16, 2021 were elected as directors of Kinross at the meeting (see detailed voting results below).

The appointments bring membership on the Kinross Board of Directors to nine, following the retirement of Mr. John A. Brough, effective December 31, 2020.

Board of Directors voting results

Nominee	Votes for	% for	Votes withheld	% withheld
Ian Atkinson	780,146,989	98.77%	9,691,955	1.23%
Kerry D. Dyte	787,984,238	99.77%	1,854,706	0.23%
Glenn A. Ives	788,340,862	99.81%	1,498,082	0.19%
Ave G. Lethbridge	787,938,460	99.76%	1,900,484	0.24%
Elizabeth D. McGregor	787,594,303	99.72%	2,244,642	0.28%
Catherine McLeod-Seltzer	643,287,312	81.45%	146,551,632	18.55%
Kelly J. Osborne	787,368,209	99.69%	2,470,735	0.31%
J. Paul Rollinson	788,292,564	99.80%	1,546,381	0.20%
David A. Scott	787,741,195	99.73%	2,097,750	0.27%

Voting results on the other items of business at the Annual Meeting of Shareholders are as follows:

Appointment of auditors

Votes for	% for	Votes withheld	% withheld
851,937,494	98.54%	12,630,831	1.46%

Reconfirmation of Shareholder Rights Plan

Votes for	% for	Votes against	% withheld
718,910,746	91.02%	70,933,553	8.98%

“Say on Pay” resolution on executive compensation

Votes for	% for	Votes against	% withheld
700,380,966	88.67%	89,460,801	11.33%

A report on all matters voted on at the meeting has been filed on SEDAR.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corp.

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